UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

TKB CRITICAL TECHNOLOGIES 1

(Name of Registrant)

Cayman Islands	001-40959	98-1601095
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

888 San Clemente Drive; Suite 400

Newport Beach, CA 92660

(Address of Principal Executive Offices)

(949) 720-7133

(Registrant’s Telephone Number)

Approximate Date of Mailing: August 2, 2023

TKB CRITICAL TECHNOLOGIES 1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

August 2, 2023

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF TKB CRITICAL TECHNOLOGIES 1

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to TKB Critical Technologies 1

INTRODUCTION

This Information Statement is being mailed on or about August 2, 2023 to the holders of record at the close of business on August 2, 2023 (the “Record Date”) of the ordinary shares of TKB Critical Technologies 1, a Cayman Islands exempted company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of shareholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to the terms of a Securities Purchase Agreement dated June 25, 2023, by and among the Company, TKB Sponsor I, LLC (“Sponsor”), each independent director of the Company (the “Directors”), and affiliates of Roth Capital Partners and Craig-Hallum Capital Group LLC (the “Buyers”) pursuant to which Sponsor and the Directors agreed to sell to Buyers, and Buyers purchased from Sponsor and the Directors, an aggregate of 4,312,500 ordinary shares consisting of 4,237,500 Class A ordinary shares and 75,000 Class B ordinary shares and 8,062,500 private placement warrants (together, the “Transferred Securities”) for an aggregate purchase price (the “Purchase Price”) of $1.00 (the “Transaction”). The Transaction was consummated on June 28, 2023 (the “Closing Date”).

Pursuant to the Agreement, among other things: effective on the Closing Date, Philippe Tartavull, Greg Klein and Angela Blatteis resigned from their roles as officers and directors of the Company and the Company appointed the following individuals as officers and directors of the Company:

Name	Age	Title
Byron Roth	60	Co-Chief Executive Officer and Chairman of the Board; Director
John Lipman	46	Co-Chief Executive Officer and Co-Chairman of the Board; Director
Gordon Roth	69	Chief Financial Officer
Rick Hartfiel	59	Co-President
Aaron Gurewitz	54	Co-President
Joseph Tonnos	35	Chief Investment Officer
Ryan Hultstrand	35	Co-Chief Operating Officer
Matthew Day	50	Co-Chief Operating Officer

In addition, Michael Herson, Ryan O’Hara, William Zerella and Frank Levinson have tendered their resignations as directors, to be effective ten (10) days after the mailing of this Schedule 14f Information Statement (such period of time being referred to herein as the “Waiting Period”). The Company has designated each of Adam Rothstein, Sam Chawla and Christopher Bradley to become directors, effective upon expiration of the Waiting Period (such new directors collectively referred to herein as the “14F Directors”).

As a result of the foregoing, upon the expiration of the Waiting Period, a majority of our board of directors will be newly appointed directors. Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The current directors of the Company are Byron Roth, John Lipman, Michael Herson, Ryan O’Hara, William Zerella and Frank Levinson. Philippe Tartavull, Angela Blatteis and Greg Klein resigned as directors on June 28, 2023.

Pursuant to the Securities Purchase Agreement, three individuals, Adam Rothstein, Sam Chawla and Christopher Bradley will replace Messrs. Herson, O’Hara, Zerella and Levinson as directors of the Company. This change in the Company’s Board of Directors is expected to occur ten (10) days after transmission of this Information Statement to all holders of record of our ordinary shares.

None of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders).

VOTING SECURITIES

As of June 30, 2023, our authorized capitalization consisted of 200,000,0000 Class A ordinary shares, of which 11,141,704 shares were issued and outstanding, 20,000,000 Class B ordinary shares, of which 75,000 shares were issued and outstanding, and 1,000,000 preference shares, of which none were issued and outstanding.

Holders of our Class A ordinary shares are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our Class A ordinary shares have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our Class A ordinary shares have no preemptive rights to purchase our ordinary shares.

Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis. Class B ordinary shares otherwise have the same rights as Class A ordinary shares, except that prior to our initial business combination, only Class B ordinary shares have the right to vote in the election of directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of the Company’s ordinary shares as of June 30, 2023 based on information obtained from the persons named below, with respect to the beneficial ownership of ordinary shares of the Company, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our current officers and directors;

●	each of our officers and directors that is expected to hold such offices upon expiration of the Waiting Period;

●	all current officers and directors as a group; and

●	all officers and directors as a group that are expected to hold such offices upon expiration of the Waiting Period.

As of June 30, 2023, there were 11,216,704 ordinary shares, consisting of 11,141,704 Class A ordinary shares and 75,000 Class B ordinary shares, issued and outstanding. Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

	Class A Ordinary Shares			Class B Ordinary Shares(2)			Approximate
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned		Approximate Percentage of Class	Number of Shares Beneficially Owned		Approximate Percentage of Class	Percentage of Outstanding Ordinary Shares
Byron Roth	2,091,562	(3)	18.8%	36,375	(3)	48.5%	19.0%
John Lipman	1,175,667		10.6	20,447		27.3	10.7
Gordon Roth	2,091,562	(3)	18.8	36,375	(3)	48.5	19.0
Rick Hartfiel	118,592		1.1	2,062		2.7	1.1
Aaron Gurewitz	--		--	--		--	--
Joseph Tonnos	--		--	--		--	--
Ryan Hultstrand	118,592		10.6	2,062		2.7	1.1
Matthew Day	--		--	--		--	--
Frank Levinson(4)(5)	6,250		*	-		-	*
Michael Herson(4)(5)	6,250		*	-		-	*
Ryan O’Hara(4)(5)	6,250		*	-		-	*
William Zerella(4)(5)	6,250		*	-		-	*
All Directors and Executive Officers as a Group (12 persons) Prior to Appointment of 14f Directors	3,529,413		31.8	60,947		81.3	32.0
Adam Rothstein	43,125		*	750		1.0	*
Sam Chawla	43,125		*	750		1.0	*
Christopher Bradley	43,125		*	750		1.0	*
All Directors and Executive Officers as a Group (11 persons) Upon the Appointment of 14f Directors	3,633,788		32.6	63,197		84.3	33.0%

Other 5% Holders
TKB Sponsor 1LLC(4)	1,437,500		12.9	-		-	12.8
CR Financial Holdings, Inc.	2,091,562		18.8	36,375		48.5	19.0

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o TKB Critical Technologies 1, 888 San Clemente Dr. Suite 400, Newport Beach, CA 92660.
(2)	Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis. Class B ordinary shares otherwise have the same rights as Class A ordinary shares, except that prior to our initial business combination, only Class B ordinary shares have the right to vote in the election of directors.
(3)	Represents shares owned of record by CR Financial Holdings, Inc. over which Byron Roth and Gordon Roth have voting and dispositive power
(4)	C/o TKB Sponsor I LLC, 400 Continental Boulevard, Suite 600, El Segundo, CA 90245.
(5)	Excludes Class A ordinary shares in which such person has an indirect interest through TKB Sponsor I LLC but does not have a beneficial interest.

The table above does not include the ordinary shares underlying the private warrants because these securities are not exercisable within 60 days of June 30, 2023.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding (i) the Company’s current officers and directors and (ii) the 14F Directors following the expiration of Waiting Period. Except with respect to the Securities purchase Agreement, there is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he was selected as an officer or director.

Name	Age	Position(s) with the Company
Byron Roth	60	Co-Chief Executive Officer; Chairman of the Board; Director
John Lipman	46	Co-Chief Executive Officer; Director
Gordon Roth	69	Chief Financial Officer
Rick Hartfiel	59	Co-President
Aaron Gurewitz	54	Co-President
Joseph Tonnos	35	Chief Investment Officer
Ryan Hultstrand	35	Co-Chief Operating Officer
Matthew Day	50	Co-Chief Operating Officer
Frank Levinson	69	Outgoing Director
Michael Herson	57	Outgoing Director
Ryan O’Hara	54	Outgoing Director
William Zerella	66	Outgoing Director
Adam Rothstein	51	14F Director
Sam Chawla	48	14F Director
Christopher Bradley	46	14F Director

The experience of our current directors and executive officers is as follows:

Byron Roth has been the Chairman and Chief Executive Officer of Roth Capital Partners, LLC, a privately-owned investment banking firm, since 1998. Under his management, the firm has helped raise over $100 billion for small-cap companies, as well as advising on many merger and acquisition transactions. Mr. Roth through his ownership in Waco Limited, LLC, an affiliate of Roth Capital Partners, is a co-founder of three private investment firms: Rx3 Ventures, LP, an influencer fund focused on consumer growth investments; RIVI Capital, LLC, concentrated in the mining sector; and Aceras Life Sciences, LLC, an in-house incubator focused on funding the development of novel medical innovations. Mr. Roth is on the board of managers for the management companies of RX3 and RIVI. In addition, Mr. Roth co-founded two long only asset management firms: Cortina Asset Management, recently acquired by Silvercrest Asset Management (NASDAQ: SAMG), and EAM Investors, LLC, of which he is currently a director. Mr. Roth was the Chief Executive Officer and Chairman of the Board of Roth CH Acquisition I Co. which completed a business combination with PureCycle Technologies LLC. He was the Chief Executive Officer and Chairman of the Board of Roth CH Acquisition II Co. which completed a business combination with Reservoir Holdings, Inc. He was the Co-Chief Executive Officer and Chairman of the Board of Roth CH Acquisition III Co. which completed its business combination with QualTek HoldCo, LLC. Mr. Roth was also the Co-Chief Executive Officer and Chairman of the Board of Roth CH Acquisition IV Co. which completed its business combination with Tygo Energy, Inc. He is currently the Co-Chief Executive Officer and Co-Chairman of the Board of Roth CH Acquisition V Co., a special purpose acquisition company. Mr. Roth is a member of the Advisory Council, Executive Committee and serves as the Chairman on the Nominating Committee for the Cornell SC Johnson College of Business. He is a founding member of the University of San Diego Executive Cabinet for the Athletic Department and former member of the Board of Trustees, where he served on the Investment Committee for the university’s endowment and athletic department for nine years. Mr. Roth also serves as Chair of the Pacific Region Board of Trustees and is on the Board of Governors for the Boys and Girls Club of America. He sits on the Board of Directors for the Lott IMPACT Foundation, whose Lott IMPACT Trophy is presented annually to the college football defensive IMPACT player of the year for their contribution on and off the field. Mr. Roth was the 2021 annual honoree for the Elephant Cooperation, received the 2018 Athletes First Classic Golden Heart Award benefiting the Orangewood Foundation, and was the honoree at the Challenged Athletes Foundation (CAF) 2015 Celebration of Heroes, Heart and Hope Gala. Mr. Roth earned his BBA from the University of San Diego in 1985 and his MBA from the Cornell SC Johnson College of Business in 1987. Mr. Byron Roth is the brother of Mr. Gordon Roth.

John Lipman joined Craig-Hallum in 2012 and has more than 16 years of investment banking experience advising growth companies in the healthcare, industrial and technology sectors. Mr. Lipman has completed over 200 equity, convertible and debt offerings and advisory assignments for growth companies, including over 150 since joining Craig-Hallum. Prior to joining Craig-Hallum, Mr. Lipman was a Managing Director at Rodman & Renshaw LLC, and Carter Securities LLC, a firm he founded that specialized in raising equity, equity-linked, and debt capital for growth companies. Mr. Lipman has over 20 years investing experience in small capitalization companies, and started his career in venture capital and investor relations. He was the COO & Director of Roth CH Acquisition I Co. until its merger with PureCycle Technologies, Inc. in March 2021 and Roth CH Acquisition II Co. until its merger with Reservoir Media, Inc. in July 2021 as well as Co-CEO & Director of Roth CH Acquisition III Co. until its merger with QualTek Services, Inc. in February 2022. He was Co-CEO & Director of Roth CH Acquisition IV. Co. until its merger with Tigo Energy, Inc. as well as Co-Chairman & Co-CEO of Roth CH Acquisition V Co. Mr. Lipman earned his B.A. in Economics in 1999 from Rollins College in Winter Park, FL.

Gordon Roth has been the Chief Financial Officer and Chief Operating Officer of Roth since 2000. From 1990 to 2000, Mr. Roth was the Chairman and Founder of Roth and Company, P.C., a thirty-five person public accounting firm in Des Moines, Iowa. Prior to that Mr. Roth spent thirteen years with Deloitte & Touche, most recently serving as a Tax Partner and the Partner-in-Charge of the Des Moines office Tax Department. Mr. Roth is a CPA and a member of the American Institute of CPA’s. Mr. Roth co-founded and is currently a director of EAM Investors, a long only asset management firm. Mr. Roth is the Chief Financial Officer of Roth CH Acquisition V Co. Mr. Roth was the Chief Financial Officer of Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co. and Roth CH Acquisition IV Co. Mr. Roth previously served on the JSerra Catholic High School and William Penn University Board of Trustees, and served as the Chair of the Budget & Finance Committee. Mr. Roth has served on several other non-profit boards in the past including Boys & Girls Club, Special Olympics, Camp Fire and St Anne School. Mr. Roth was also a founding partner of the Iowa Barnstormers of the Arena Football League. Mr. Roth earned his B.A. from William Penn University in 1976, where he also served as a member of their Board of Trustees and was inducted into their Athletic Hall of Fame. Mr. Roth also earned a Master of Science in Accounting from Drake University in 1977. Mr. Gordon Roth is the brother of Mr. Byron Roth.

Rick Hartfiel has been the Head of Investment Banking at Craig-Hallum since 2005. Mr. Hartfiel brings over 30 years of investment banking experience focused on emerging growth companies. Since joining Craig-Hallum in 2005, Mr. Hartfiel has managed over 300 equity offerings (IPOs, follow-on offerings, registered direct offerings and PIPEs) and M&A transactions. Prior to joining Craig-Hallum, Mr. Hartfiel was an investment banker at Dain Rauscher Wessels and Credit Suisse First Boston. Mr. Hartfiel is the Co-President of Roth CH Acquisition V Co. Mr. Hartfiel was the Co-President of Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co. and Roth CH Acquisition IV Co. Mr. Hartfiel has a B.A. from Amherst College, and an MBA from Harvard Business School.

Aaron Gurewitz Mr. Gurewitz has been a Managing Director and the Head of Roth’s Equity Capital Markets Department since January 2001. Mr. Gurewitz brings over 25 years of investment banking experience focused on growth companies. Since joining Roth in 1999, Mr. Gurewitz has managed over 1,000 public offerings including, but not limited to, IPOs and follow-on offerings. Prior to joining Roth in 1999, Mr. Gurewitz was a Senior Vice President in the Investment Banking Group at Friedman Billings Ramsey from May 1998 to August 1999. From 1995 to April 1998, Mr. Gurewitz was a Vice President in the Corporate Finance Department at Roth, and from 1999 to 2001, Mr. Gurewitz served as a Managing Director in Roth’s Investment Banking Department. Mr. Gurewitz is the Co-President of Roth CH Acquisition V Co. Mr. Gurewitz was the Co-President of Roth CH Acquisition I Co., Roth CH Acquisition II Co. and Roth CH Acquisition III Co. and Roth CH Acquisition IV Co. Mr. Gurewitz graduated cum laude from San Diego State University with a B.S. in Finance.

Joseph Tonnos, who serves as Chief Investment Officer, has been a Managing Director at Roth Capital Partners since April of 2023. Mr. Tonnos has over 13 years of experience investing in and advising acquisition candidates, completing due diligence, financial modeling and deal structuring. From 2021 to 2023, Mr. Tonnos served as a Principal and Associate Portfolio Manager at Meteora Capital, an investment adviser specializing in SPAC-related, structured and illiquid investments and was the Chief Financial Officer of GSR II Meteora Acquisition Corp., a SPAC sponsored by Meteora which completed a business combination with Bitcoin Depot, Inc. During 2021, Mr. Tonnos also served as an Associate Portfolio Manager at Glazer Capital. From 2017 until 2021, Mr. Tonnos worked at Mistral Equity Partners, a consumer & retail focused investment group as a Principal. From 2017 until 2022, Mr. Tonnos served as the Senior Vice President of Haymaker I, II, and III, three special purpose acquisition companies affiliated with Mistral Equity Partners. Haymaker I, II and III all successfully completed business combinations with OneSpaWorld Ltd., ARKO Holdings Ltd. and Biote Corp. respectively. His experience spans evaluating, executing, structuring and monitoring public, private and venture capital investments. He has advised companies and shareholders on capital raising, mergers, acquisitions, divestitures, leveraged buyouts and capital structure alternatives. Mr. Tonnos is also the Co-Founder of Ketch Ventures, an early-stage consumer investment syndicate. In the last five years he served or continues to serve on the several boards, including Worldwise, Inc., a privately held pet products company, Los Sundays Tequila, a lifestyle beverage company, and Aether Diamonds, a carbon-negative diamond producer, among others. Mr. Tonnos has also been a board observer of The Lovesac Company, Inc. (NASDAQ: LOVE) from 2017 until 2021 and serves on the Board of Advisors at Niagara University. Prior to Mistral, Mr. Tonnos served as an investment banker at Bank of America Merrill Lynch and Lazard and as a foreign exchange trader at CIBC Capital Markets. Mr. Tonnos received his B.S. and M.B.A. from Niagara University, graduating magna cum laude.

Ryan Hultstrand joined Craig-Hallum in 2013, and has been a Managing Director in the Investment Banking department since January 2022. Mr. Hultstrand was previously a Vice President of Craig-Hallum from January 2018 until January 2022. Mr. Hultstrand has over 10 years of experience in investment banking and consulting in the healthcare, consumer, industrial and technology sectors, with a focus on SPACs. Mr. Hultstrand is the Co-Chief Operating Officer of Roth CH Acquisition V Co. (NASDAQ: ROCL). Mr. Hultstrand has a B.A. from Carleton College.

Matthew Day is a Managing Director in the Investment Banking department at Roth with a focus on Business Services and Technology. Prior to joining Roth in 2019, Mr. Day spent 12 years as a senior equity analyst at Sagard Capital Partners, an investment firm that built and managed large minority positions in U.S. and Canadian publicly traded companies. At Sagard, Mr. Day focused primarily on businesses in the business services, industrial and consumer sectors. Prior to this role, he was a senior equity analyst and private equity associate at Xylem Investments from 2002 to 2006, where he served on boards of three private forestry companies in New Zealand, Chile and Venezuela. From 2000 to 2002, Mr. Day was an investment banking associate at Lehman Brothers in the global technology group. He also worked as an associate and analyst at Barclays Capital from 1995 to 1999, where he focused on the telecom, media and transportation industries. Mr. Day is the Co-Chief Operating Officer of Roth CH Acquisition V Co and was previously the Co-Chief Operating Officer of Roth CH IV Acquisition Co. Mr. Day has a B.S. in Finance from Boston College and an MBA from the University of California Berkeley Haas School of Business.

Frank Levinson serves on our board of directors. Frank is an active venture investor, seasoned entrepreneur and inventor on over 50 patents, with experience in fiber optic components, communication networks, optical sensing and various areas of “clean tech.” Since 2010, Frank has served as general partner and been an active investor with Phoenix Venture Partners (“PVP”), an investment firm that focuses on material science and photonic innovation companies. Frank also serves as the Managing Director of Small World Group Ventures LLC. Prior to PVP, Frank co-founded and served as CTO and Chairman of Finisar Corporation (NASDAQ:FNSR), an optical communications component company, from 1988 to 2008 and led the company from self-funding to its IPO in 1999. Finisar was acquired by II-IV Incorporated in 2019. His other previous roles include Optical Systems Manager of Ericsson Raynet (1985-1988) and Technical Staff Member of Bell Labs (1980-1984). Frank’s previous and current board experience includes Fabrinet (NYSE:FN) (2001-present), Sentinel Monitor Systems (2015-2021), Rapsodo (2015-present), Vixar (2006-2018), and Interlink Electronics (NASDAQ:LINK) (2014-2020). He earned a Ph.D. and an M.A. in Astronomy from the University of Virginia and a B.S. in Mathematics and Physics from Butler University. Frank was chosen to serve on our board due to his vast experience with both public and private technology companies.

Michael Herson serves on our board of directors. Since 1995, Michael has served as President and Chief Executive Officer of American Defense International, Inc., which is a Washington D.C.-based defense government affairs firm providing lobbying, business development and strategic consulting to over 80 clients in the United States and overseas. He has been quoted as a political and defense expert in many national and Washington publications such as The Wall Street Journal, The New York Times, The Washington Post, The Boston Globe, Businessweek, Investor’s Business Daily, The Huffington Post, Politico, The Hill and Roll Call and has been interviewed on National Public Radio, XM Talk Radio 168. He is also a regular guest on the Defense & Aerospace Report podcast. Defense News has recognized him as one of the Top 100 influential people in U.S. Defense and The Hill newspaper named him as one of the top lobbyists in Washington. Michael has also served as a member of the board of directors of the Bronx Freedom Fund from 2013 to 2020. Michael earned a B.A. in American Government from Georgetown University, a J.D. from Rutgers University School of Law, and an M.S. in National Security Studies from Georgetown University. He also serves on the board of many national security and defense-related organizations as well as charitable organizations and was awarded the Secretary of Defense Medal for Outstanding Public Service in 1993. Michael was chosen to serve on our board due to his considerable experience in the defense industry.

Ryan O’Hara serves on our board of directors. Ryan has extensive leadership and general management experience across a range of technology, internet, e-commerce, media, entertainment, sports, and consumer product companies, including serving as CEO for three companies: Shutterfly (2019), Realtor.com (2015-2019), and Topps Company (2010-2013). Ryan has a deep understanding of product, content, corporate development, business operations and strategy, M&A, advertising sales, packaged goods, and profit and loss management. Ryan is currently a board member at Offerpad Solutions Inc. (NYSE: OPAD) (2021-present), Thryv Holdings (NASDAQ:THRY) (2020-present) and Stanford Longevity Center (2020-present). Previously, Ryan held public company board seats at REA (ASX: REA) (2017-2019) and Shutterfly (NASDAQ: SFLY) (2019), and was also a private board observer at Matterport (2017-2019). Ryan holds a Directors Certificate from Harvard Business School. He earned an M.B.A in Business Administration and General Management from Harvard Business School and a B.A. in Economics at Stanford University where he was a member of the NCAA runner-up Men’s Volleyball Team. Ryan was chosen to serve on our board due to his management experience in the technology sector.

William Zerella serves on our board of directors. William is an accomplished financial executive and business operator with over 20 years of experience building and scaling companies through an IPO, including leading three companies through a public listing. He currently serves as CFO of ACV Auctions (NASDAQ: ACVA), a vehicle dealer auction technology platform, and previously served as CFO for Luminar Technologies (NASDAQ:LAZR) (2018-2020), FitBit (NYSE:FIT) (2014-2018), Vocera Communications (NYSE:VCRA) (2011-2014), Force10 Networks (acquired by Dell) (2006-2011), and Infinera Corporation (NASDAQ: INFN) (2004-2006). He has served as on the board of directors for GroundTruth (2016-2021) and Chaserg Technology Acquisition Corporation (2018-2020). He earned an M.B.A. in Finance from New York University – Stern School of Business and a B.S. in Accounting from the New York Institute of Technology. William was selected to serve on our board due to his experience serving as CFO on numerous publicly traded entities.

The experience of our 14F Directors is as follows:

Adam Rothstein is a member of our Audit Committee and a member of the Board. Mr. Rothstein is a Co-Founder and General Partner of Disruptive Technology Partners, an Israeli technology-focused early-stage investment fund, Disruptive Growth, a collection of late-stage investment vehicles focused on Israeli technology, and the Disruptive Technologies Opportunity Fund which he co-founded in 2013, 2014 and 2018 respectively. Since 2014, Mr. Rothstein has also been the Managing Member of 1007 Mountain Drive Partners, LLC, which is a consulting and investment vehicle. Previously, Mr. Rothstein was a sponsor and the Executive Chairman of 890 5th Avenue Partners, Inc. (NASDAQ: ENFA) from September 2020 until December 2021. 890 5th Avenue Partners, Inc. was a special purpose acquisition company that merged with Buzzfeed, Inc. in December of 2021 and is now publicly listed on NASDAQ as Buzzfeed, Inc. (NASDAQ: BZFD). In December of 2021, Mr. Rothstein was named a Director of Buzzfeed, Inc and a member of its Audit Committee. (NASDAQ: BZFD). Mr. Rothstein was also a Sponsor and Director of Roth CH Acquisition I Co. (NASDAQ: ROCH), from May 2020 until March 2021. Roth CH Acquisition I was a special purpose acquisition company that merged with PureCycle Technologies LLC and is now publicly listed on NASDAQ as PureCycle Technologies, Inc. (NASDAQ: PCT). From December 2020 until July 2021, Mr. Rothstein was a Sponsor and Director of Roth CH Acquisition II Co. (NASDAQ: ROCC). Roth CH Acquisition II was a special purpose acquisition company that merged with Reservoir Holdings, Inc. in July 2021, and in July of 2021, Mr. Rothstein was named a Director of Reservoir Media, Inc. and a member of its Audit Committee (NASDAQ: RSVR). Mr. Rothstein was also a Sponsor and Director of Roth CH Acquisition III Co. (NASDAQ: ROCR) from March 2021 until February 2022. Roth CH Acquisition III Co. was a special purpose acquisition company that merged with BCP QualTek HoldCo, LLC. Mr. Rothstein was also a director of Roth CH Acquisition IV Co. (NASDAQ: ROCG), a special purpose acquisition company, from August 2021 to May 2023. Roth CH Acquisition IV Co. was a special purpose acquisition company that merged with Tigo Energy, Inc. and is now publicly listed on NASDAQ as Tigo Energy, Inc. (NASDAQ: TYGO). Since November 2021, Mr. Rothstein has been a Director and member of the Audit Committee of Roth CH Acquisition V Co. Roth CH Acquisition V Co is a special purpose acquisition company, (NASDAQ: ROCL). From July 2019 until January 2021, Mr. Rothstein was a Director of Subversive Capital Acquisition Corp. (NEO: SVC.A.U) (OTCQX: SBVCF), a special purpose acquisition company that partnered with Shawn “JAY-Z” Carter and Roc Nation in January 2021 to acquire CMG Partners Inc. and Left Coast Ventures, Inc. and which now trades as Gold Flora Corp. (NEO: GRAM.U). Mr. Rothstein has over 25 years of investment experience and currently sits on the Boards of Directors of several early- and mid-stage technology and media companies both in the United States and in Israel. Mr. Rothstein graduated summa cum laude with a Bachelor of Science in Economics from the Wharton School of Business at the University of Pennsylvania and has a Master of Philosophy (MPhil) in Finance from the University of Cambridge.

Sam Chawla Mr. Chawla has been a Portfolio Manager of Perceptive Advisors LLC, an investment fund focused on the healthcare sector, since 2013. Prior to joining Perceptive Advisors in 2013, Mr. Chawla was a Managing Director at UBS Investment Bank (“UBS”) in the Global Healthcare Group. Mr. Chawla’s investment banking experience centered on strategic advisory work for both public and private healthcare companies. Prior to joining UBS in September 2010, Mr. Chawla was a Director (from January 2009 to September 2010) and a Vice President (from July 2007 to January 2009) in the Healthcare Investment Banking Group of Credit Suisse, which Mr. Chawla originally joined as an investment banker in 2002. Mr. Chawla also worked at Bloomberg L.P. and Pelican Life Sciences. Mr. Chawla received an M.B.A. from Georgetown University and a B.A. in Economics from Johns Hopkins University.

Christopher Bradley Christopher Bradley, our Board Member, is a Managing Director at Mistral Equity Partners, which he joined in 2008. Mr. Bradley brings over 20 years of experience in identifying acquisition candidates, board service, due diligence experience including accounting and financial modeling acumen, and a background in deal structuring. He currently serves as the Chief Financial Officer of Haymaker Acquisition Corp. IV and previously served as the Chief Financial Officer of Haymaker Acquisition Corp. III until it completed its business combination in May 2022 with biote, Corp., and has since been retained by biote as an advisor. Mr. Bradley served as the Chief Financial Officer and Secretary of Haymaker Acquisition Corp. II from 2019 until its merger with ARKO (NASDAQ:ARKO) in December 2020. He served as the Chief Financial Officer and Secretary of Haymaker Acquisition Corp. I from 2017 until its business combination with OneSpaWorld (NASDAQ:OSW) in December 2019. Since 2016, Mr. Bradley has served as a member of the board of directors of The Beacon Consumer incubator Fund, a venture capital fund that invests in consumer technology companies. Mr. Bradley also previously served on the board of directors of Creminelli Fine Meats, LLC, a privately held premium-priced charcuterie wholesaler from 2016 to January 2020 and The Lovesac Company, Inc. (NASDAQ:LOVE) from 2010 to 2019. Mr. Bradley has also guided Mistral portfolio companies in an operational role and, through Mistral, served on the board of Jamba, Inc. (NASDAQ: JMBA) from 2009 to 2013. Prior to Mistral, Mr. Bradley served as an investment banker at Banc of America Securities from 2005 to 2006, a Manager in Burger King’s strategy group in 2004, and a Manager at PricewaterhouseCoopers management consulting practice from 1999 to 2004. He is also currently serving on the advisory board of Growth For Good Acquisition Corp (NASDAQ:GFGD) (“GFGD”), a blank check company that currently intends to merge with Zero Nox, Inc., an off-highway electrification provider, as well as Carnegie Park Capital, a private investment fund.

Family Relationships

Byron Roth, Co-Chief Executive Officer and Chairman and Gordon Roth, Chief Financial Officer, who are brothers. Otherwise, no family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or executive officer or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

Number and Terms of Office of Officers and Directors

Our Board of Directors consists of six members, reducing to five members upon the conclusion of the Waiting Period. The provisions of our amended and restated memorandum and articles of association regarding director term may only be amended by a special resolution passed by at least 90% of our ordinary shares voting in a general meeting. Prior to our initial business combination, subject to any other special rights applicable to the shareholders, any vacancies on our Board of Directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board or by a majority of the holders of our Class B ordinary shares. Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of a Chairman, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the Board of Directors.

Director Independence

Nasdaq listing standards require that a majority of our Board of Directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that, upon their appointments, each of our independent directors, Adam Rothstein, Sam Chawla and Christopher Bradley, will be an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee and compensation committee is entirely composed of independent directors meeting Nasdaq’s and the SEC’s additional requirements applicable to members of those committees. In addition, our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Pursuant to Nasdaq listing rules, we have established two standing committees - an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act and a compensation committee, each comprised of independent directors. Under Nasdaq listing rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements.

Audit Committee

We have established an audit committee of the Board of Directors. Upon their appointments, Adam Rothstein, Sam Chawla and Christopher Bradley will serve as members of our audit committee and Christopher Bradley will serve as its chair. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Each such member of our audit committee meets the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our Board of Directors has determined that Christopher Bradley qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

●	assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. Upon expiration of the Waiting Period, Adam Rothstein, Sam Chawla and Christopher Bradley will serve members of our compensation committee, and Adam Rothstein will chair the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and making recommendations to our board of directors with respect to compensation and any incentive compensation and equity-based plans that are subject to board approval of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to an affiliate of the sponsor of $10,000 per month for office space, utilities and secretarial and administrative support and reimbursement of expenses which was paid until the Closing Date, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a nominating and corporate governance as and when required to so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by our board of directors. Our board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees after the Waiting Period are Adam Rothstein, Sam Chawla and Christopher Bradley. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, as a member of the Board of Directors or compensation committee of any entity that has one or more officers serving on our Board of Directors.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of these reports filed during the year ended December 31, 2022, during that year, there were no delinquent filers.

Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees (our “Code of Ethics”). Our Code of Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Ethics on our website.

EXECUTIVE COMPENSATION

Executive Officer and Director Compensation

None of our officers or directors has received any cash compensation for services rendered to us. Messrs. Levinson, Herson, O’Hara and Zerella each received a grant of 25,000 founders shares as compensation for their service. Our officers and directors and any of their respective affiliates, will be reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination.

We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 29, 2021, the Sponsor paid $25,000 to purchase 5,750,000 founder shares, or approximately $0.004 per share. On May 11, 2021, the Sponsor transferred 25,000 founder shares to each of the independent directors. In connection with the IPO, each of the Sponsor and the independent directors agreed, subject to limited exceptions, not to transfer, assign, or sell any of their founder shares until the earlier to occur of: (i) one year after the completion of our initial business combination and (ii) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their public shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances.

Effective as of January 18, 2023, pursuant to the terms of the Articles, the Sponsor elected to convert each outstanding Class B ordinary share held by it on a one-for-one basis into TKB Class A Shares, with immediate effect. In connection with the Transaction, the four independent directors elected to convert the 25,000 Class B Shares into Class A ordinary shares.

Private Placement Warrants

The Sponsor purchased an aggregate of 10,750,000 Private Warrants at a price of $1.00 per warrant, or $10,750,000, in a private placement that closed simultaneously with the closing of the initial public offering. Each TKB Private Warrant entitles the holder to purchase one TKB Class A Shares at $11.50 per share. The Private Warrants (including the TKB Class A Shares issuable upon exercise of the Private Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of our initial business combination. Pursuant to the terms of the Securities Purchase Agreement, effective on the Closing Date, the Sponsor sold to the Buyers an aggregate of 8,062,500 Private Warrants.

On June 26, 2023, the Company convened its Extraordinary General Meeting at which a proposal to adjourn the Extraordinary General Meeting to June 28, 2023 was voted upon and approved. The Company reconvened the Extraordinary General Meeting on June 28, 2023 at which time shareholders voted upon and approved two proposals: (i) an amendment to the Company’s Memorandum to extend the Business Combination Period monthly, up to 16 times, from June 29, 2023 (the “Termination Date”) to October 29, 2024 (i.e., for a period of time ending up to 36 months after the consummation of its initial public offering (the (the “Extended Date”); and (ii) the Trust Agreement Amendment, to allow the Company to extend the Business Combination Period to the Extended Date.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We have entered into a registration rights agreement with respect to the Founder Shares, the private warrants, and the shares underlying the private warrants. Each of the Buyers joined into this agreement upon the Closing Date.

We have entered into indemnity agreements with each of our officers and directors. Those agreements require us to indemnify those individuals to the fullest extent permitted under applicable Cayman Islands law and to hold harmless, exonerate and advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Related Party Transaction Policies

We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interest, except under guidelines or resolutions approved by our Board of Directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. Our Code of Ethics is available on our website.

Our audit committee, pursuant to a written charter that we adopted prior to the consummation of our initial public offering, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. Our audit committee will review on a quarterly basis all payments that were made to our officers or directors, or our or any of their affiliates.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

TKB CRITICAL TECHNOLOGIES 1

Dated:	August 2, 2023

By:	/s/ Byron Roth
Byron Roth
Co-Chief Executive Officer and Chairman of the Board

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